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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________________________________________________May 1999

CAMFLO INTERNATIONAL INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.  Press Releases: 5/11/1999; 5/20/1999; 7/9/1999; 11/3/1999; 11/3/1999

2.  Notice/Information Circular/Proxy for Annual Meeting of Shareholders

     held 6/21/1999

3.  Financial Statements:

     Three Months Ended 3/31/1999, filed 5/27/1999

      Six Month Ended 6/30/1999, filed 8/27/1999

      Nine Months Ended 9/30/1999, filed 11/29,1999

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not  required  to respond unless the  form displays a currently valid OMB control number.

__________________________________________________________________________________

Camflo Resources Ltd.

__________________________________________________________________________________

300-555 West Georgia Street, Vancouver,  BC  Canada   V6B 1Z5

Toll-free (North America): 800-442-1860  Tel: +1 (604) 687-7294 Fax: +1 (604) 682-1329

Email: info@camflo.com Web Site: www.camflo.com  Trading Symbol: CFK (ASE)

MAY 11, 1999, VANCOUVER, CANADA

CAMFLO ACQUIRES INTERNET COMPANY

CAMFLO Resources Ltd.

Shares Issued: 9,780,000

Trading Symbol: CFK (ASE)

Web Site:

www.camflo.com & www.eteeoff.com

1999-05-10 close: $0.65

SEC 20F Clearance (USA) effective May 15, 1999 (File # 0-30026)

The board of directors has entered into an agreement with an arms length party involving the acquisition of an Internet e-commerce company, eteeoff.com Inc.

eteeoff.com is developing an on-line golf tee-time reservations system.  Other golf related e-commerce activities are scheduled to be phased in during an aggressive roll-out schedule.

The Company has entered into a letter of intent to purchase 100 per cent interest in eteeoff.com by the payment of $10,000 cash and the issuance of 160,000 shares in Camflo Resources Ltd.; 60,000 shares to be issued upon signing of the Agreement, and two further installments of 50,000 shares on each anniversary of signing, and a 1.5 % royalty on revenues.  The transaction is conditional upon completing due diligence and legal documentation within thirty days and regulatory approval.

eteeoff.com’s objective is to create the industry leading e-commerce site for the global golf community.  Using a dynamic team of internet and golf professionals, eteeoff.com aims to position itself as the central hub of on-line golf activity.   Combined with effective marketing, eteeoff.com will be the virtual clubhouse for those involved in the golf industry and lifestyle.  Camflo is a resource based company.

CAMFLO RESOURCES LTD.

”Ickbal J. Boga”

Ickbal J. Boga

Chief Financial Officer

Camflo Resources Ltd. trades on the Alberta Stock Exchange under the symbol CFK.  For further details please telephone 1-604-687-7294.  The Alberta Stock Exchange neither approves or disapproves of the information contained herein.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Alberta Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

__________________________________________________________________________________

Camflo Resources Ltd.

__________________________________________________________________________________

300-555 West Georgia Street, Vancouver,  BC  Canada   V6B 1Z5

Toll-free (North America): 800-442-1860  Tel: +1 (604) 687-7294 Fax: +1 (604) 682-1329

Email: info@camflo.com Web Site: www.camflo.com  Trading Symbol: CFK (ASE)

MAY 18, 1999, VANCOUVER, CANADA

eteeoff.com SIGNS WORLD GOLF.COM JOINT VENTURE

CAMFLO Resources Ltd.

Shares Issued: 9,780,000

Trading Symbol: CFK (Alberta Stock Exchange)

Web Site:

www.camflo.com & www.eteeoff.com

1999-05-17 close: $0.73

SEC 20F   (File # 0-30026)

eteeoff.com, a 100% wholly owned subsidiary of CAMFLO Resources Ltd. is pleased to announce that it has signed an e-commerce Joint Venture with World Golf.com, subject to regulatory approval.

World Golf.com is one of the first and the largest provider of golf related content for the Internet.  eteeoff.com anticipates that it will be able to provide its customers with real time access to the international golf community with a resource of more than 10,000 golf courses and resorts in over  30 countries worldwide.

The Joint Venture with World Golf allows eteeoff.com an opportunity to enter the booming golf industry, as it embraces the Internet e-commerce market.  Piper Jaffray Research Group, forecasts the Internet e-commerce market to increase to more than $228 billion by 2001.

eteeoff.com and CAMFLO Resources Ltd. are embarking on a mission to revolutionize the golf tee-time reservations and e-commerce market by building the premier golf portal on the Internet.  Through strategic alliances, joint ventures and acquisitions with major golf product and service providers, eteeoff.com will become the primary e-commerce golf site on the internet.

For further information call Steve Smith or Mark Collett at eteeoff.com / CAMFLO Resources Ltd.

CAMFLO RESOURCES LTD.

“Ickbal Boga”

Ickbal J. Boga

Chief Financial Officer

Camflo Resources Ltd. trades on the Alberta Stock Exchange under the symbol CFK.  For further details please telephone 1-604-687-7294.  The Alberta Stock Exchange neither approves or disapproves of the information contained herein.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Alberta Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

__________________________________________________________________________________

Camflo Resources Ltd.

__________________________________________________________________________________

300-555 West Georgia Street, Vancouver,  BC  Canada   V6B 1Z5

Toll-free (North America): 800-442-1860  Tel: +1 (604) 687-7294 Fax: +1 (604) 682-1329

Email: info@camflo.com Web Site: www.camflo.com  Trading Symbol: CFK (ASE)

July 8, 1999, VANCOUVER, CANADA

eteeoff.com SIGNS fantasygolfchallenge.com JOINT VENTURE

CAMFLO Resources Ltd.

Shares Issued: 9,780,000

Trading Symbol: CFK (Alberta Stock Exchange)

Web Site:

www.camflo.com & www.eteeoff.com

1999-07-06 Close $0.70

SEC 20F   (File # 0-30026)

eteeoff.com, a 100% wholly owned subsidiary of CAMFLO Resources Ltd. is pleased to announce that it has signed an e-commerce Joint Venture with Fantasygolfchallenge.com.

Fantasygolfchallenge.com is the premier free fantasy golf site on the Internet. With over 5000 registered users and 200,000 page impressions a month, the site is among the most interactive on the World Wide Web.

‘I am delighted to be partnering with eteeoff.com. We believe it will greatly enhance the experience of our users”, said Fantasygolfchallenge.com President and founder, Nick Ragone.

eteeoff.com and CAMFLO Resources Ltd. are embarking on a mission to revolutionize the golf tee-time reservations and e-commerce market by building the premier golf portal on the Internet.  Through strategic alliances, joint ventures and acquisitions with major golf product and service providers, eteeoff.com will become the primary e-commerce golf site on the Internet.

For further information call Steve Smith or Mark Collett at eteeoff.com / CAMFLO Resources Ltd.

CAMFLO RESOURCES LTD.

“Alan Crawford”

Alan Crawford

President

Camflo Resources Ltd. trades on the Alberta Stock Exchange under the symbol CFK.  For further details please telephone 1-604-687-7294.  The Alberta Stock Exchange neither approves or disapproves of the information contained herein.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Alberta Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

___________________________________________________________________________________

Camflo Resources Ltd.

___________________________________________________________________________________

300-555 West Georgia Street, Vancouver, BC Canada V6B 1Z5

Toll-free (North America): 800-442-1860 Tel: +1 (604) 687-7294 Fax: +1 (604) 682-1329

Email: info@camflo.com Web Site: www.camflo.com Trading Symbol: CFK (ASE)

November 2, 1999

Strategic Alliance with eFoundry Terminated

CAMFLO Resources Ltd.

Shares Issued: 9,780,000

Trading Symbol: CFK (Alberta Stock Exchange)

1999-11-01 Close $0.50

SEC 20F (File # 0-30026)

Mr Alan Crawford reports:

The Company announces that the Strategic Alliance with eFoundry of Vancouver, B.C, announced on July 26, 1999 has been terminated.

CAMFLO RESOURCES LTD.

Alan Crawford

President

___________________________________________________________________________________

Camflo Resources Ltd.

___________________________________________________________________________________

300-555 West Georgia Street, Vancouver, BC Canada V6B 1Z5

Toll-free (North America): 800-442-1860 Tel: +1 (604) 687-7294 Fax: +1 (604) 682-1329

Email: info@camflo.com Web Site: www.camflo.com Trading Symbol: CFK (ASE)

November 2, 1999, VANCOUVER, CANADA

Acquisition of Golfmax.ca

The Official Web Site of the National Golf Course Owners Association

CAMFLO Resources Ltd.

Shares Issued: 9,780,000

Trading Symbol: CFK (Alberta Stock Exchange)

Web Site: www.camflo.com & www.eteeoff.com

1999-11-02 Close $0.40

SEC 20F (File # 0-30026)

Mr Alan Crawford reports:

Camflo Resources Ltd./eteeoff.com is pleased to announce that the Company has entered into an agreement to acquire Golfmax.ca, the official web site of the National Golf Course Owners Association Canada (NGCOA), from Dansys Consultants Inc., Ottawa, Canada. Golfmax.ca is a state of the art comprehensive golf website built by Dansys Consultants Inc., using SAS® software. Dansys has grown to become Canada’s premier SAS® consulting company. The SAS Institute of Cary, North Carolina is an award-winning, industry leader in information delivery systems. SAS® provides comprehensive e-intelligence solutions to today’s e-business market. Companies utilizing web-enabled SAS® Systems include the U.S. Department of Defence, the U.S. Air Force and Bell Atlantic. Dansys has invested over $1 million on Golfmax.ca development to date.

Dansys Consultants Inc. will continue to maintain and develop the Golfmax.ca site. Dansys has developed a very strong core of expertise in the area of web enabled information systems. Dennis Conly, Managing Director for over ten years and involved in information systems development for almost twenty years, heads the company.

Golfmax.ca, established on the Internet since 1996, has tailored some of the technology used in the website to other consulting projects undertaken by Dansys, including Newbridge Networks, Statistics Canada and the State of New Hampshire. Golfmax.ca is well positioned to capitalize on the future growth of e-commerce within the golf industry. Golfmax.ca was the pioneer Canadian web site to offer an interactive tee-time booking system. Golfmax.ca’s Control Center has been built for the specific use of individual golf courses. Available tee times can be interactively posted or removed and green fees can be set and adjusted. The system works in real time so that immediately upon posting tee times, golfers (Clubhouse Gold Members) can book. The primary components of Golfmax.ca include a comprehensive Golf Course Database, Scorecard Database, Golfer Database, a Search Engine, and an Administrative System.

The NGCOA represents more than 620 member courses, growing by 23% in the last year alone. The NGCOA has developed business partnerships with nearly 40 major suppliers to the golf industry. The anticipated conversion of group purchasing to e-commerce models places eteeoff.com/Golfmax.ca in a strong strategic position. Supplier agreements are in place with Spalding, Newcourt Financial, Petro-Canada, AT&T., Clearnet Communications, Toronto Dominion Bank and the Bank of Montreal amongst others.

The consideration payable by the Company for the acquisition of Golfmax.ca is  CDN$250,000 together with the issuance of 4,000,000 shares of the Company, with a deemed value of CDN$0.40 and the issuance of an aggregate of 2,200,000 warrants at CDN$0.40, exercisable within 2 years. The consummation of the acquisition and the closing of the transaction are conditional upon the completion of due diligence by eteeoff.com/Camflo Resources Ltd and the receipt of regulatory and shareholder approval. Upon receipt of shareholder and regulatory approval, the current management of eteeeof.com/Camflo will be supplemented with management from within Golfmax.ca and key individuals from within the golf industry. Currently there is no central source of e-commerce on the Internet where golf course facilities and consumers can purchase golf products and services. eteeoff.com/ Golfmax.ca fills that need, providing golf course owners, managers and superintendents an interactive trade show, which will allow them to purchase from manufacturers, distributors, consultants, architects and contractors. Rather than buying once a year, golf course owners can view and buy when the need arises. Plans for future development include auctions, and business conferencing. The trade show will be an all-encompassing business facilitator. Golfmax.ca technology has purposefully been developed to be transferable to other countries and languages. New features of Golfmax.ca soon to be released include, Ticket2Golf, an on-line system for purchasing advanced green fees, a “members lounge” application, which allows private courses to add Golfmax.ca technology to their existing website, as well as a system for organizing tournaments on-line. In addition, the emphasis on services to consumers, (score entry, game reports, ranking, and contests) enables the regular traffic flows essential to continued commercial success. Golfmax.ca has grown from 10,000 golfer members since the beginning of 1999 to more than 17,000 members currently.

The Company will primarily earn revenues from Golfer Memberships, Consumer Show Exhibitor and Admission Fees, Consumer Transactions, Industry Admissions, Industry Show Exhibitor Fees, Industry Transactions, Advertising and on-line Tee-Time Reservations. The acquisition of Golfmax.ca will significantly enhance eteeoff.com/Camlfo’s objective of becoming the premier focus of commercial activity relating to golf on the Internet. eteeoff.com/Golfmax.ca intends to become the foremost e-commerce marketplace, establishing an entertaining, informative and interactive Internet facility which will respond to the needs of the consumer and those within the industry worldwide. While the Company provides supporting documentation to the Exchange pursuant to Section 4 of Circular 8, the shares will be halted. \

CAMFLO RESOURCES LTD.

Alan Crawford

President

THE ALBERTA STOCK EXCHANGE HAS NOT IN ANY WAY PASSED UPON THE MERITS OF THE TRANSACTIONS DESCRIBED HEREIN AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

CAMFLO RESOURCES LTD.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF CAMFLO RESOURCES LTD. (the "Company") OF THE PROXIES to be used at the Annual General and Special Meeting of the Shareholders of the Company to be held at 600 Dome Tower, 333 7th Avenue SW, Calgary, Alberta T2P 2Z1 on Monday, June 21st, 1999 at 10:00 a.m. (Calgary time), or at any adjournments thereof, for the purposes set out in the accompanying notice of meeting (the "meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Company, at a nominal cost. In accordance with National Policy No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held on record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs incurred in such solicitation, including the preparation and mailing of the Form of Proxy, Notice of Annual Meeting and this Information Circular will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and officers of the Company (“Management Designee”) and have been selected by the board of directors of the Company and have indicated their willingness to represent as proxies the shareholders who appoint them. A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and deleting therefrom the names of the Management Designees, or by completing another proper instrument of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to CIBC Mellon Trust Company, 1177 West Hastings Street, Mall Level, Vancouver, BC V6E 2K3, not later than 48 hours, excluding Saturdays and holidays, before the time of the Meeting or any adjournment thereof. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. All references to shareholders in this Management Information Circular and the accompanying instrument of proxy and Notice of Meeting are to shareholders of record, unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by a properly executed instrument of proxy will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the Management Designees, if named as proxies, will vote in favour of the matters set out therein. The enclosed instrument of proxy confers discretionary authority upon the Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgement of the management of the Company.

RECORD DATE

The Board of Directors has fixed the close of business on the 17th of May, 1999 as the record date for the determination of Shareholders who are entitled to Notice of the Annual General and Special Meeting, or any adjournment or adjournments thereof. The transfer books of the Company will not be closed.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares, of which 9,780,000 Common Shares are issued and outstanding as May 15th, 1999. In addition, the Company is authorized to issue an unlimited number of Preferred Shares, issuable in series, none of which are currently issued. Holders of Common Shares on record at the close of business on May 17th, 1999, (the "Record Date") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share, except to the extent that the holder transfers his or her shares after the close of business on the Record Date and, in such event, the transferee of such shares shall be entitled to vote the transferred shares at the Meeting provided that he or she produces properly endorsed share certificates representing the transferred shares to the Secretary or transfer agent of the Company or otherwise establishes his or her ownership of the transferred shares at least 10 days prior to the Meeting. Holders of Common Shares are entitled to one vote at the Meeting for each Common Share held.  To the knowledge of the Company, the following sets forth those persons or entities who beneficially own directly or indirectly more than 10% of the voting securities of the Company entitled to vote at the Meeting.

Name and Address Number of Common Shares Percentage %

Alan Crawford

Vancouver, BC Canada 2,700,000 (1) 27.36%

(1) 2,400,000 Common Shares are held in escrow.

REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

The officers of the Company received an aggregate cash compensation of $30,000 for services rendered during the fiscal year ended December 31, 1998. No cash remuneration has been paid to the directors of the Company in their capacity as directors.

INCENTIVE STOCK OPTIONS PLAN

The Company has established a stock option plan (the “Plan”), pursuant to which the board of directors may allocate non-transferable options to purchase Common Shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries. Pursuant to the terms of the Plan, all stock options issued under the plan must comply with the rules of any applicable stock exchanges.  The granting of stock options under the Plan is governed by the rules of The Alberta Stock Exchange which provide that the aggregate number of Common Shares that may be reserved for issuance pursuant to stock options granted under the Plan may not exceed, at any time, 10% of the issued and outstanding Common Shares and the aggregate number of Common Shares that may be reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares.  Options issued pursuant to the Plan will have an exercise price equal to either the closing price of the Common Shares of the Company on those stock exchanges on which the Company’s shares are listed (presently only The Alberta Stock Exchange) in the business day immediately preceding the day when such options are issued, less any discount which such stock exchange may allow or, in the event that an option is granted within six months of a public distribution of its shares, then the exercise price of such options will be, if required by such stock exchange, the greater of the price referred to above or the price per share paid by the investing public for shares acquired in the course of such distribution, determined in accordance with the policies of such stock exchange. The following options to purchase Common Shares of the Company were outstanding as at May 15, 1999:

Name of

Common

Date of Grant Exercise

Expiry Date Market Value

Optionees

Shares (#)

Price ($)

on Date of Grant

Alan Crawford

300,000

May 6, 1999 $0.51

 May 6, 2004 $0.51

Ickbal Boga

150,000

May 6, 1999 $0.51

 May 6, 2004 $0.51

Kenneth Dawson

70,000

April 7, 1997 $0.10

 April 7, 2002 $0.10

Greg Burnett

290,000

July 23, 1998 $0.1575

 July 23, 2003 $0.18

Jack Patterson

10,000

July 23, 1998 $0.1575

 July 23, 2003 $0.18

Total 820,000

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued Common Shares reserved for the granting of stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended December 31, 1998 or the current financial year.

MANAGEMENT AND CONSULTING CONTRACTS

The Company is not a party to any management contracts.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since incorporation, none of the directors or officers of the Company have been indebted to the Company.

YEAR 2000 COMPLIANCE

Alberta Stock Exchange requires that all listed companies provide to their shareholders a discussion of the year 2000 issue, taking into account their dependence on information technology, the complexity of their systems and the extent of interaction with third parties.

At the present time the Corporation believes that the year 2000 problem will not create disruptions in supplies from our major national and international suppliers. If it appears that a supply of product will be interrupted, contingency plans will be developed in 1999 to minimise any disruption The systems are currently in operation. The Corporation does not believe that the year 2000 issue will have a material adverse impact on the services it provides.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. FINANCIAL STATEMENT AND AUDITOR’S REPORT

The board of directors has approved the audited financial statements for the fiscal year ending December 31, 1998 and the auditor’s report thereon. The Company is required by law to have an Audit Committee which reviews the financial statements prior to their approval by the Board of Directors. The present members of the committee are Messrs. Crawford, Burnett and Patterson.

2. ELECTION OF DIRECTORS

The affairs of the Company are managed by a board of directors who are elected annually at each annual general meeting of the shareholders, and hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a director vacates his office or is replaced in accordance with the By-laws of the Company. All of those who are presently Directors will have their term of office as directors expire as of the date of the meeting. All of the directors who are elected will have their term of office expire at the next annual general meeting of the shareholders of the Company unless otherwise sooner terminated.

At the Meeting, Shareholders of the Company will be asked to consider and, if though   appropriate, approve an ordinary resolution fixing the number of directors to be elected at the Meting at eight (8).  It is proposed to nominate the following persons, all of whom are presently directors of the Company, for election as directors at the annual meeting. It is the intention of the management designees, if named as proxy, to vote for the election of said persons to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors, however, if for any reason any of the proposed nominees do not stand for election, or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. The following table sets for the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number of voting Common Shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or discretion is exercised, as of the date hereof.

ALAN CRAWFORD (1)

Vancouver, BC Canada President, CEO & Director

President of Camflo Resources Ltd. since 1997. Director of Corporate Planning, International Panorama Resource Corp. from August 1996 to December 1997. Prior to August 1996 was a Registered Representative and manager of a private corporate finance consulting firm.

1997 2,700,000

ICKBAL BOGA

Vancouver, BC Canada

Corporate Secretary, CFO and Director

Chartered Accountant (1979 to present), Director, CFO and Corporate Secretary of Camflo

Resources Ltd. since 1997, Director, CFO and Corporate Secretary of International Panorama Resource Corp. (from August 1995 to present) 1997 950,000

KENNETH DAWSON

North Vancouver, BC Canada

VP Exploration & Director, VP of Exploration of Camflo

Resources Ltd. since 1997. President of a private geological consulting firm from 1996 to present. Prior to 1996 was research scientist for Geological Survey of Canada. 1997 800,000

GREG BURNET (1)

Vancouver, BC Canada

Director

President of a private management consulting firm (1988 to present), President of Orko Gold Corp, from 1996 to present. 1998 Nil

JACK PATTERSON (1)

Fredericton, NB Canada

Director

President of a private geological consulting company. Since 1998. Managing Director of BC & Yukon Chamber of Mines from 1980 to1998. 1998 Nil

Notes:

(1) Member of the Audit Committee of the Company.

(2) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof, based upon information furnished to the Company by individual directors and officers. Unless otherwise indicated, such shares or options are held directly. These figures do not include shares that may be acquired on the exercise of any share purchase warrants held by the respective directors and officers. Details of options held by the directors and officers are set forth under “Incentive Stock Options". The directors, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 4,000,000 Common Shares of the Company (all of which are held in escrow), representing 40.9% of the total issued and outstanding Common Shares of the Company as at May 5, 1999

3. APPOINTMENT OF AUDITORS

Unless such authority is withheld, the Management Designees, if names as proxy, propose to vote the Common Shares represented by any such proxy for the appointment of Amisano Hanson, Chartered Accountants, Vancouver, British Columbia, as auditors of the Company for the next ensuing year to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such. Amisano Hanson have been the auditors of the Company since its incorporation.

4. APPROVAL OF FUTURE PRIVATE PLACEMENTS

The Company may desire to complete one or more private placements prior to its next annual meeting Shareholders to fund operations, expansions of business or to undertake other business initiatives. At the Meeting, management of the Company will seek approval of the shareholders to enter into private placements that may results in the issuance of Common Shares in the ensuing year. All issuances of Common Shares or debt and/or equity securities convertible into Common Shares will be issued pursuant to the policies of The Alberta Stock Exchange and the securities laws of the relevant jurisdictions. Shareholders approval for such reservation of Common Shares is being sought pursuant to Circular No. 6 of The Alberta Stock Exchange, under which shareholder approval is required where private placement could result in the issuance of greater than 25% of the Company’s issued and outstanding shares in any six month period. Common Shares issued or issuable under the private placement(s), if any, will be reserved at market price or at market price after taking into account the allowable discounts. Pursuant to Circular No. 6 of the Exchange, the price per Common Share shall not be lower than the closing price of the Common Shares on The Alberta Stock Exchange on the day prior to the date that notice of the private placement is given to The Alberta Stock Exchange, less the applicable discounts which are as follows:

Closing Price per Share Maximum Discount Permitted

Up to $0.50 25%

$0.51 to $1.00 20%

$1.01 to $2.00 18%

$2.01 to $5.00 15%

Over $5.00 10%

The issuances of shares reserved hereunder may result in dilution to existing shareholders. Directors, officers and other insiders of the Company or associates thereof may participate in any such private placements, although presently there is no intention in this regard. In absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this resolution. The complete text of the resolution which the management intends to place before the meeting for approval, confirmation and adoption, with or without modification, is as follows:Be it resolved as an ordinary resolution of the Company that:

a. subject to necessary regulatory approval, the directors of the Company are authorized to issue Common Shares of the Company, or securities convertible into such number of Common Shares, in connection with private placements of the Company at such prices and subject to such terms and with such arm’s length or non-arm’s length parties as the board of directors may determine from time to time and The Alberta Stock Exchange will allow;

b. the Company is hereby authorized to use the proceeds from any private placement as it determines to be in the best interest of the shareholders of the Company, without limitation; and

c. any director or officer be and is hereby authorized to execute subscription agreements for the private placements as provided for in this resolution and to execute and deliver all such other deeds, documents, and writings and perform such acts as may be necessary in order to give effect to this resolution.”

5. INVESTOR RELATION

Under the rules of The Alberta Stock Exchange, the maximum aggregate amount may be expended on investor relations services is limited to $60,000. The Company has found that it requires to keep its shareholders properly informed, the Company may exceed this limit. The Exchange may permit the limit to be exceeded, but to a maximum of $120,000, if a resolution to that effect is approved by the shareholders. Be it resolved as an ordinary resolution of the Company that: a. subject to necessary regulatory approval, the directors of the Company are authorized to enter into all such agreements and arrangements as deemed advisable by the directors in their sole discretion in respect of investor relations services and to pay such compensation as deemed advisable pursuant to such investor relations agreements and/or arrangements to a maximum of up to $120,000 per year; and b. Any director or officer be and is hereby authorized to execute and deliver all such other deeds, documents and writings and perform such acts as may be necessary in order to effect this resolution.

6. ACQUISITION OF INTERNET COMPANY

The Company has entered into a letter of intent dated May 6, 1999 with shareholder of eteeoff.com Inc. (“eteeoff”), a federally incorporated company subject to regulatory approval, the Company will acquire all issued and outstanding securities of eteeoff for a purchase price of $10,000 payable on closing and issuance of 160,000 common shares of the Company in three installments. The first installment of 60,000 will be issued upon signing of the Agreement with eteeoff and the two further installments of 50,000 common shares on each anniversary of the signing of the Agreement.  Be it resolved as an ordinary resolution of the Company that:

a. pursuant to the terms and conditions of the letter of intent dated May 6, 1999, (the “Letter”) among the Company, eteeoff.com Inc. (“eteeoff”) and the shareholders of eteeoff, and subject to such terms and conditions as may be required by applicable regulatory authorities, the Company is hereby authorized to acquire all of the issued and outstanding securities (the “eteeoff Securities”) in the capital of eteeoff;

b. the execution and delivery of the Letter is hereby ratified and approved;

c. in consideration for the acquisition of the eteeoff Securities, the Company issue: i. $10,000 cash; and ii. issuance of 160,000 common shares, at a deemed price of $0.57 per share; and

d. the Company is authorized to reserve and allot up to 160,000 common shares or such other number of common shares as may be required and acceptable to the board of directors and the applicable regulatory authorities, in the share capital of the Company, for issuance pursuant to the Letter;

e. any one director or officer of the Company be and is hereby authorized on behalf of and in the name of the Company to take all necessary steps and proceedings, to execute, deliver and to file any all declarations, agreements, documents and other instruments and to do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution and the Letter, including the issuance of common shares in the capital of the Company pursuant to that agreement; and

f. the board of directors may, at its sole discretion, decide not to act on this resolution.

7. EXPANSION OF BUSINESS INTEREST

The Management of the Company is seeking shareholder approval to expand the Company’s business interests beyond mining exploration and development. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this resolution.  The complete text of the resolution which management intends to place before the meeting for approval, confirmation and adoption, with or without modification, is as follows:

Be it resolved as an ordinary resolution of the Company that: a. subject to necessary regulatory approval, the board of directors of the Company is authorized to identify and pursue business opportunities in industries other than mining exploration and development and to enter into all such all such agreements and arrangements as deemed advisable by the directors in their sole discretion in respect of any business opportunities so identified; and b. any director or officer be and is hereby authorized to execute and deliver all such other deeds, documents and writings and perform such acts as may be necessary in order to effect the expansion of the Company’s interests beyond mining exploration and development and to give effect to this resolution.

8. CONFIRMATION OF ACTS OF DIRECTORS AND OFFICERS

There shall be moved at the meeting the following ordinary resolution: Be it resolved that all acts, deeds, payments of money, things done and proceedings of the directors and officers of the Company on its behalf during the previous year ending December 31, 1998are hereby ratified, confirmed and approved.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of the Meeting. Should any other matters come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, the Company is not aware of any material interests, direct or indirect, of the directors, executive officers or shareholders who beneficially own, directly or indirectly,  ore than 1% of the issued and outstanding voting securities of the Company in any proposed or ongoing transactions of the Company since January 1, 1998.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the crcumstances in which it is made.

DATED at the City of Vancouver, in the Province of British Columbia this 17th day of May 1999.

“ALAN CRAWFORD” “ICKBAL BOGA”

Alan Crawford Ickbal Boga

President & Director CFO, Corporate Secretary & Director

CAMFLO RESOURCES LTD.

BALANCE SHEETS

March 31, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

ASSETS	1999	1998
Current
Cash	$ 384,397	$ 345,343
Accounts receivable	849	899

	385,246	346,242
Resource properties - Notes 3	412,567	-
Incorporation costs	630	630

	$ 798,443	$ 351,364

LIABILITIES
Current
Accounts payable	$ 7,400	$ 2,246

SHAREHOLDERS’ EQUITY
Share capital - Note 4	865,067	354,667
Deficit	(74,024)	(5,549)

	790,043	349,118

	$ 798,443	$ 351,364

APPROVED BY THE DIRECTORS:

“Alan Crawford” , Director	“Ickbal Boga , Director
Alan Crawford	Ickbal Boga

CAMFLO RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

For the Three Months Ended March 31, 1999 and 1998

(Unaudited)

 (Stated in Canadian Dollars)

	1999	1998
Revenue
Interest	$ 2,489	$ 2,130

Expenses
Filing, transfer agent fees and reporting to shareholders	3,219	4,553
Management fees	9,000	-
Office and miscellaneous	4,267	1,840
Office rent	2,700	-
Professional fees	3,250	-

	22,436	6,393

Net loss for the year	19,947	4,263

Deficit, beginning of year	54,077	1,286

Deficit, end of period	$ 74,024	$ 5,549

Loss per share	$ 0.01	$ 0.01

CAMFLO RESOURCES LTD.

STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 1999 and 1998

(Unaudited)

 (Stated in Canadian Dollars)

	1999	1998
Operations
Net loss for the period	$ (19,947)	$ (4,263)
Changes in non-cash working capital items:
Accounts receivable	12,210	751
Accounts payable	(90,889)	(14,015)
Due to related parties	(9,000)	-

	(107,626)	(17,527)

Investing Activities
Deferred exploration expenditures	(9,583)	(4,492)

Increase in cash during the period	(117,209)	(22,019)

Cash, beginning of year	501,606	367,362

Cash, end of period	$ 384,397	$ 345,343

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at March 31, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 1

Nature of and Continuance of Operations

The company is in the exploration and development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.

Note 2

Summary of Significant Accounting Policies

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates. The financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Resource Properties

The acquisition of mineral properties is initially recorded at cost.  Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment.

Deferred Exploration Costs

The company capitalizes all exploration expenses that result in the acquisition and retention of resource properties of an interest therein.  The accumulated costs including resource properties that the company abandons interest in are written-off.  Otherwise, the exploration expenses are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollars equivalents based at the exchange rate in effect at the time of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate.  Exchange gains and losses are included in the determination of income.

Loss Per Share

Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at March 31, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of those instruments.

Note 3

Resource Properties

	Acquisition
Acquisition Costs	Consideration	1999	1998
Montbray Property, Quebec, Canada	Cash	$ 25,000	$ -
	Shares	180,000	-
		205,000	-
Deferred Exploration Costs
Montbray Property, Quebec, Canada
Administration overhead		$ 52,820	$ -
Drilling, assaying and reports		93,455	-
Financing costs		19,775	-
Survey		27,492	-
Travel		8,675	-
		202,217	-
Pogo Area, Alaska, USA
Deposit and related expenses		5,350	-

		$ 412,567	$ -

a.

Montbray Property

The company entered into an assignment agreement dated January 28, 1998, whereby the company was granted an option to earn a 51% interest in 157 mining claims located in the Val d’Or region of Quebec.  To earn a 51% interest the company must incur the following work commitments over a four year period:

i)  A minimum of $100,000 of qualifying expenditures on or before April 14, 1998 (incurred);

ii)  A cumulative minimum of $200,000 of qualifying expenditures on or before April 14, 1999;

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at March 31, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 3

Resource Properties – (cont’d)

a.

Montbray Property (cont’d)

iii)  A cumulative minimum of $300,000 of qualifying expenditures on or before April 24, 2000;  and

iv)  A cumulative total of $400,000 of qualifying expenditures on or before April 14, 2001.

In addition, the company may earn an additional 25% interest by incurring an additional $500,000 of qualifying expenditures during the four year period.This agreement is subject to a prior right granted to the original property owner to acquire a 50% interest in the property through the financing of a $10,000,000 underground exploration program and by completing a feasibility study.

To acquire the assignment agreement the company paid $25,000 and issued 900,000 common shares at a deemed price of $0.20.  800,000 of the shares issued have been placed in an escrow account and will be released at the rate of one share for each $0.20 in exploration expenditures spent.

b.

Portal and Gobi, Pogo Area, Alaska:

During the quarter 1999, the company entered into an letter of intent to acquire a 55% interest in the Portal and Gobi mineral property located 140 kilometres southeast of Fairbanks, Alaska.  To earn this interest, the company must:

i)    Pay $30,000 cash;

ii)   Issue 50,000 common shares per year for four years for a total of 200,000 common shares;  and

iii)  Incur a minimum work commitment as follows:

Years 1 & 2	$ 250,000
Year 3	250,000
Year 4	500,000
$ 1,000,000

This property is subject to a 2% net smelter royalty with annual advance payments of $10,000 commencing in December 1999.  A finders’ fee is payable.

The agreement is subject to regulatory approval.

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at March 31, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 4

Share Capital

i) Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

ii) Issued: Common shares	No. of Shares	Amount

For cash:
Pursuant to the escrow agreement - at $0.05	4,000,000	$ 200,000
Pursuant to the initial public offering - at $0.10	2,000,000	200,000
	6,000,000	400,000
Less: share issue costs	-	(45,333)
Balance, December 31, 1997	6,000,000	354,667
For cash:
Exercise of agency share purchase options - at $0.10	200,000	20,000
Pursuant to a private placement - at $0.15	2,150,000	322,500
Less: share issue costs		(12,000)
Pursuant to the Montbray resource property assignment agreement - at $0.20	900,000	180,000
	9,250,000	$ 865,067

iii)

Escrow Shares

Under the requirements of Alberta Securities Commission, 4,000,000 common shares are held in escrow.  The escrowed shares will be released upon written consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the company’s major transaction.  The company completed its major transaction on July 20, 1998.

Pursuant to the terms of an assignment agreement dated January 28, 1998, 800,000 common shares are held in escrow.  These escrowed shares will be released at the rate of one common share for each $0.20 of exploration expenditures incurred.

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at March 31, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 4

Share Capital  (cont’d.)

iv)  Commitments:

Share Purchase Options:

At March 31, 1999, the following director and officer share purchase options were outstanding entitling the holders to purchase one common share for each option held:

Number	Exercise Price	Expiry
600,000	$0.10	April 7, 2002
300,000	$0.1575	July 23, 2003
900,000

In May 1999, the option holders exercise 380,000 share purchase options at $0.10. The Company granted 300,000 share purchase options exercisable to May 6, 2004 at a price of $0.51 per share. The Company also granted 70,000 share purchase options exercisable to May 12, 2004 at a price of $0.64 per share. These options are subject to regulatory approval

Share Purchase Warrants:

At March 31, 1999, there were 2,150,000 share purchase warrants outstanding entitling the holders thereof to purchase one common share at a price of $0.22 for each warrant held expiring June 8, 2000.

Note 5

Subsequent Events

In May 1999, the company entered into a letter of intent to acquire all issued and outstanding shares of an internet e-commerce company, eteeoff.com Inc. by payment of  $10,000 cash and issuance 160,000 common shares of the Company; 60,000 shares upon signing the agreement and two further instalments of 50,000 shares on each anniversary of signing, and a 1.5% royalty on revenue.

The agreement is subject to regulatory approval.

CAMFLO RESOURCES LTD.

BALANCE SHEETS

June 30, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

ASSETS	1999	1998
Current
Cash	$ 362,203	$ 667,585
Accounts receivable	2,766	4,998

	364,969	672,583
Mineral exploration properties – Notes 3	424,442	4,492
Internet design and development – Note 4	34,269	-
Incorporation costs	630	630

	$ 824,310	$ 677,705

LIABILITIES
Current
Accounts payable	$ 14,160	$ 1.500

SHAREHOLDERS’ EQUITY
Share capital - Note 5	918,067	690,167
Deficit	(107,917)	(13,962)

	810,150	676,205

	$ 824,310	$ 677,705

APPROVED BY THE DIRECTORS:

“Alan Crawford” , Director	“Ickbal Boga , Director
Alan Crawford	Ickbal Boga

CAMFLO RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

For the Six Months Ended June 30, 1999 and 1998

(Unaudited)

 (Stated in Canadian Dollars)

	1999	1998
Revenue
Interest	$ 6,413	$ 6,274

Expenses
Consulting	4,000	-
Filing, transfer agent fees and reporting to shareholders	4,988	9,520
Management fees	15,000	-
Office and miscellaneous	22,655	7,992
Office rent	8,900	-
Professional fees	4,710	1,438

	60,253	18,950

Net loss for the year	53,840	12,676

Deficit, beginning of year	54,077	1,286

Deficit, end of period	$ 107,917	$ 13,962

Loss per share	$ 0.01	$ 0.01

CAMFLO RESOURCES LTD.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 1999 and 1998

(Unaudited)

 (Stated in Canadian Dollars)

	1999	1998
Operations
Net loss for the period	$ (53,840)	$ (12,676)
Changes in non-cash working capital items:
Accounts receivable	10,293	(3,348)
Accounts payable	(84,129)	(14,761)
Due to related parties	(9,000)	-

	(136,676)	(30,785)

Financing Activities
Shares issued for cash	53,000	335,500

Investing Activities
Internet design and development	(34,269)	-
Deferred exploration expenditures	(21,458)	(4,492)

Increase in cash during the period	(139,403)	290,223

Cash, beginning of year	501,606	367,362

Cash, end of period	$ 362,203	$ 667,585

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at June 30, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 1

Nature of and Continuance of Operations

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The company has acquired a subsidiary that is developing on-line golf tee-time reservation system.

Note 2

Summary of Significant Accounting Policies

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates. The financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Mineral Exploration Properties

The acquisition of mineral properties is initially recorded at cost.  Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment.

Deferred Exploration Costs

The company capitalizes all exploration expenses that result in the acquisition and retention of resource properties of an interest therein.  The accumulated costs including resource properties that the company abandons interest in are written-off.  Otherwise, the exploration expenses are depleted over the estimated useful lives of the producing resource properties based on a method relating recoverable reserves to production.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollars equivalents based at the exchange rate in effect at the time of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate.  Exchange gains and losses are included in the determination of income.

Loss Per Share

Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at June 30, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of those instruments.

Note 3

Mineral Exploration Properties

	Acquisition
Acquisition Costs	Consideration	1999	1998
Montbray Property, Quebec, Canada	Cash	$ 25,000	$ -
	Shares	180,000	-
		205,000	-
Deferred Exploration Costs
Montbray Property, Quebec, Canada
Administration overhead		$ 61,820	$ -
Drilling, assaying and reports		93,455	-
Financing costs		19,775	-
Survey		27,492	-
Travel		8,675	-
		211,217	-
Pogo Area, Alaska, USA
Deposit and related expenses		8,225	-

		$ 424,442	$ -

a.

Montbray Property

The company entered into an assignment agreement dated January 28, 1998, whereby the company was granted an option to earn a 51% interest in 157 mining claims located in the Val d’Or region of Quebec.  To earn a 51% interest the company must incur the following work commitments over a four-year period:

i)  A minimum of $100,000 of qualifying expenditures on or before April 14, 1998 (incurred);

ii)  A cumulative minimum of $200,000 of qualifying expenditures on or before April 14, 1999;

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at June 30, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 3

Resource Properties – (cont’d)

a.  Montbray Property (cont’d)

iii)  A cumulative minimum of $300,000 of qualifying expenditures on or before April 24, 2000;  and

iv)  A cumulative total of $400,000 of qualifying expenditures on or before April 14, 2001.

In addition, the company may earn an additional 25% interest by incurring an additional $500,000 of qualifying expenditures during the four year period. This agreement is subject to a prior right granted to the original property owner to acquire a 50% interest in the property through the financing of a $10,000,000 underground exploration program and by completing a feasibility study.

To acquire the assignment agreement the company paid $25,000 and issued 900,000 common shares at a deemed price of $0.20.  800,000 of the shares issued have been placed in an escrow account and will be released at the rate of one share for each $0.20 in exploration expenditures spent.

Note 4

Internet Design and Development Costs

In May 1999, the company entered into a letter of intent to acquire all issued and outstanding shares of an internet e-commerce company, eteeoff.com Inc. by payment of  $10,000 cash and issuance 160,000 common shares of the Company; 60,000 shares upon signing the agreement and two further instalments of 50,000 shares on each anniversary of signing, and a 1.5% royalty on revenue.

Note 5

Share Capital

i) Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at June 30, 1999 and 1998

(Unaudited)

(Stated in Canadian Dollars)

Note 5

Share Capital (con’t.):

ii) Issued: Common shares	No. of Shares	Amount

Balance, December 31, 1997	6,000,000	$ 354,667
For cash:
Exercise of agency share purchase options - at $0.10	200,000	20,000
Pursuant to a private placement - at $0.15	2,150,000	322,500
Less: share issue costs		(12,000)
Pursuant to the Montbray resource property assignment agreement - at $0.20	900,000	180,000
Balance, December 31, 1998	9,250,000	865,067
For cash:
Exercise of share purchase options - at $0.10	530,000	53,000
	9,780,000	$ 918,067

iii)  Escrow Shares

Under the requirements of Alberta Securities Commission, 4,000,000 common shares are held in escrow.  The escrowed shares will be released upon written consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the company’s major transaction.  The company completed its major transaction on July 20, 1998.

iv)  Commitments:

Share Purchase Options:

At June 20, 1999, the following director and officer share purchase options were outstanding entitling the holders to purchase one common share for each option held:

Number	Exercise Price	Expiry
70,000	$0.10	April 7, 2002
300,000	$0.1575	July 23, 2003
450,000	$0.51	May 6, 2004
830,000

Share Purchase Warrants:

At June 20, 1999, there were 2,150,000 share purchase warrants outstanding entitling the holders thereof to purchase one common share at a price of $0.22 for each warrant held expiring June 8, 2000.

CAMFLO RESOURCES LTD.

BALANCE SHEETS

September 30, 1999 and 1998 and December 31, 1998

(Unaudited - Prepared by Management)

(Stated in Canadian Dollars)

	September 30, 1999	September 30, 1998	December 31, 1998
ASSETS
Current
Cash	$ 165,793	$ 551,203	$ 501,606
Accounts receivable	56,784	5,367	13,059

	222,577	556,570	514,665
Mineral exploration costs – Notes 3	416,215	250,387	402,984
Internet design and development – Note 4	177,595	-	-
Capital equipment, at cost	10,831	-	-
Incorporation costs	630	630	630

	$ 827,848	$ 807,587	$ 918,279

LIABILITIES
Current
Accounts payable	$ 46,643	$ 1,000	$ 107,289

SHAREHOLDERS’ EQUITY
Share capital - Note 5	960,067	845,292	865,067
Deficit	(178,862)	(38,705)	(54,0755)

	781,205	806,587	810,990

	$ 827,848	$ 807,587	$ 918,279

APPROVED BY THE DIRECTORS:

“Alan Crawford” , Director	“Ickbal Boga , Director
Alan Crawford	Ickbal Boga

CAMFLO RESOURCES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

For the Nine Months Ended September 30, 1999 and 1998

(Unaudited - Prepared by Management)

 (Stated in Canadian Dollars)

	1999	1998
Revenue
Interest	$ 11,223	$ 14,417

Expenses
Filing, transfer agent fees and reporting to shareholders	13,850	15,022
Management fees	39,000	3,000
Office and occupancy costs	59,223	22,966
Professional fees	15,710	10,848
Write off mineral property	8,225

	136,008	51,836

Net loss for the period	124,785	37,419

Deficit, beginning of year	54,077	1,286

Deficit, end of period	$ 178,862	$ 37,705

Loss per share	$ 0.01	$ 0.01

CAMFLO RESOURCES LTD.

STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 1999 and 1998

(Unaudited - Prepared by Management)

 (Stated in Canadian Dollars)

	1999	1998
Operations
Net loss for the period	$ (124,785)	$ (37,419)
Changes in non-cash working capital items:
Accounts receivable	(43,725)	(3,717)
Accounts payable	(60,646)	(15,261)

	(229,156)	(56,261)

Financing Activities
Shares issued for cash	53,000	310,625
Shares issued for acquisition of website	42,000	180,000

	95,000	490,625

Investing Activities
Internet design and development	(177,595)	-
Deferred exploration expenditures	(13,231)	(250,387)
Capital asset purchase	(10,831)	(250,387)

	(201,657)	(250,387)

Increase in cash during the period	(335,813)	183,841

Cash, beginning of year	501,606	367,362

Cash, end of period	$ 165,793	$ 551,203

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 1999 and 1998

(Unaudited - Prepared by Management)

(Stated in Canadian Dollars)

Note 1

Nature of and Continuance of Operations

The company is an exploration company and is in process of exploring mineral in its optioned properties. The Company has not yet determined whether these properties contain reserves that are economically recoverable. The company has acquired a subsidiary that is developing on-line golf tee-time reservation system.

Note 2

Summary of Significant Accounting Policies

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates. The financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Mineral Exploration Costs and Deferred Exploration Costs

The acquisition of mineral property options is initially recorded at cost.  Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment. The company capitalizes all exploration expenses that result in the acquisition and retention of mineral exploration properties of an interest therein.  The accumulated costs including properties that the company abandons interest in are written-off.  Otherwise, the exploration expenses are depleted over the estimated useful lives of the producing properties based on a method relating recoverable reserves to production.

Internet Design and Development Costs:

The company capitalizes all Internet design and development expenditures that potentially will result in revenue. These accumulated costs would be amortized over the project life of the project.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollars equivalents based at the exchange rate in effect at the time of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate.  Exchange gains and losses are included in the determination of income.

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 1999 and 1998

(Unaudited - Prepared by Management)

(Stated in Canadian Dollars)

Note 2

Summary of Significant Accounting Policies – (cont’d)

Loss Per Share

Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, and accounts payable approximate fair value because of the short maturity of those instruments.

Note 3

Mineral Exploration Costs

	Acquisition
Option Acquisition Costs	Consideration	1999	1998
Montbray Property, Quebec, Canada	Cash	$ 25,000	$ 25,000
	Shares	180,000	180,000
		205,000	205,000
Deferred Exploration Costs
Montbray Property, Quebec, Canada
Administration overhead		61,820	34,560
Drilling, assaying and reports		93,455	-
Financing costs		19,775	-
Survey		27,492	10,827
Travel		8,675	-
		211,217	45,387
		$ 424,442	$ 250,387

a.

Montbray Property

The company entered into an assignment agreement dated January 28, 1998, whereby the company was granted an option to earn a 51% interest in 157 mining claims located in the Val d’Or region of Quebec.  To earn a 51% interest the company must incur the following work commitments over a four-year period:

i)  A minimum of $100,000 of qualifying expenditures on or before April 14, 1998 (incurred);

ii)  A cumulative minimum of $200,000 of qualifying expenditures on or before April 14, 1999 (deferred);

iii)  A cumulative minimum of $300,000 of qualifying expenditures on or before April 24, 2000;  and

iv)  A cumulative total of $400,000 of qualifying expenditures on or before April 14, 2001.

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 1999 and 1998

(Unaudited - Prepared by Management)

(Stated in Canadian Dollars)

Note 3

Mineral Exploration Costs – (cont’d)

a.  Montbray Property (cont’d)

The company may earn an additional 25% interest by incurring an additional $500,000 of qualifying expenditures during the four year period. This agreement is subject to a prior right granted to the original property owner to acquire a 50% interest in the property through the financing of a $10,000,000 underground exploration program and completing a feasibility study.

To acquire the assignment agreement the company paid $25,000 and issued 900,000 common shares at a deemed price of $0.20, market price quoted on the Alberta Stock Exchange at the date of the transaction. 800,000 of the shares issued have been placed in an escrow account and will be released at the rate of one share for each $0.20 in exploration expenditures spent.

Note 4

Internet Design and Development Costs

In May 1999, the company entered into a letter of intent to acquire all issued and outstanding shares of an internet e-commerce company, eteeoff.com Inc. by payment of  $10,000 cash and issuance 160,000 common shares of the Company; 60,000 shares upon signing the agreement and two further instalments of 50,000 shares on each anniversary of signing, and a 1.5% royalty on revenue.

Note 5

Share Capital

i) Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

ii) Issued: Common shares	No. of Shares	Amount

Balance, December 31, 1997	6,000,000	$ 354,667
For cash:
Exercise of agency share purchase options- at $0.10	200,000	20,000
Pursuant to a private placement - at $0.15	2,150,000	322,500
Less: share issue costs		(12,000)
Pursuant to the Montbray property assignment agreement - at $0.20	900,000	180,000
Balance, December 31, 1998	9,250,000	865,067
For cash:
Exercise of share purchase options - at $0.10	530,000	53,000
Acquisition of eteeoff.com Inc.(see Note 4) – at $0.70	60,000	42,000
	9,840,000	$ 960,067

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 1999 and 1998

(Unaudited - Prepared by Management)

(Stated in Canadian Dollars)

Note 5

Share Capital (con’t.):

iii)  Escrow Shares

Under the requirements of Alberta Securities Commission, 4,000,000 common shares are held in escrow.  The escrowed shares will be released upon written consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the company’s major transaction.  The company completed its major transaction on July 20, 1998.

iv)  Commitments:

Share Purchase Options:

At June 20, 1999, the following director and officer share purchase options were outstanding entitling the holders to purchase one common share for each option held:

Number	Exercise Price	Expiry
70,000	$0.10	April 7, 2002
300,000	$0.1575	July 23, 2003
450,000	$0.51	May 6, 2004
830,000

Share Purchase Warrants:

At June 20, 1999, there were 2,150,000 share purchase warrants outstanding entitling the holders thereof to purchase one common share at a price of $0.22 for each warrant held expiring June 8, 2000.

Note 6

Reconciliation Between Canadian and United States Generally Accepted Accounting

Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada The difference in generally accepted accounting principles (“GAAP”) between Canada and the United States as they pertain to these consolidated financial statements are as follows:

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 1999 and 1998

(Unaudited - Prepared by Management)

(Stated in Canadian Dollars)

Note 6

Reconciliation Between Canadian and United States Generally Accepted Accounting Principles  (cont.)

a.

Accounting for mineral exploration costs:

Under Canadian generally accepted accounting principles (“Canadian GAAP”), the costs of acquiring and exploring mineral properties or options are capitalized prior to commercial feasibility and written-down if the properties are abandoned, sold or if management decides not to pursue development of the properties. Under accounting principles generally accepted in the US (“US GAAP”), exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.

b.

Loss per share:

Under Canadian GAAP, the calculation of basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Fully diluted loss per share assumes that the outstanding warrants and share purchase warrants at the end of period have been exercised at the beginning of the year.

Under U.S. GAAP, the computation of basic loss per share considers the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution that will occur if securities or other contracts to issue common stocks were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The 4,000,000 common shares currently escrowed have been excluded for reporting loss per share on a US GAAP bias.

c.

The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss and deficit for the years would be as follows:

	1999	1998
Net loss for the period per Canadian GAAP	$ 124,785	$ 37,419
Deferred exploration costs	13,231	45,387
Stock-based compensation expense	-	6,750

Net Loss per US GAAP	$ 138,016	$ 89,556
Basic loss per share under US GAAP	$ 0.02	$ 0.01

CAMFLO RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

As at September 30, 1999 and 1998

(Unaudited - Prepared by Management)

(Stated in Canadian Dollars)

Note 6

Reconciliation Between Canadian and United States Generally Accepted Accounting

Principles

The impact of the above differences between Canadian and United States generally accepted accounting principles on the loss and deficit for the years would be as follows:

	1999	1998
Total assets per Canadian GAAP	$827,848	$807,587
Mineral Exploration Costs	(416,215)	(250,387)
Total assets per US GAAP	$411,633	$557,200

Shareholders Equity	1999	1998
Deficit end of period per US GAAP, from prior year	$316,631	$1,286
Net loss per US GAAP	138,016	89,556
Total per US GAAP	$454,647	$90,842

Statement of Cash Flows:

	1999	1998
Net loss for the period per US GAAP	$(138,016)	$(89,556)
Items not involving cash
Stock-based compensation expense	-	6,750
	(138,016)	(82,806)
Changes in non-working capital items
Accounts receivable	(43,725)	(3,717)
Accounts payable	(60,646)	(15,261)
	(242,387)	(101,784)
Financing activities
Shares issued for cash	53,000	310,625

Investing activities
Exploration property option, cost	-	(25,000)
Internet design and development	(135,595)
Capital asset acquisition	(10,831)
	(146,426)	-

Net increase (decrease) in cash during the period	(335,813)	283,841
Cash, beginning of year	501,606	367,362

Cash, end of period	$165,793	$551,203

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc. -- SEC File No. 0-30026

(Registrant)

Date: June 06, 2003    By /s/ Alan Crawford___________________________________

                              Alan Crawford, President and Director